UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 4)

A.H. Belo Corporation

(Name of Issuer)

Series A Common Stock, par value $0.01 per share

(Title of Class of Securities)

001282 10 2

(CUSIP Number)

Robert W. Decherd

P.O. Box 224866

Dallas, TX 75222-4866

(214) 977-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Robert W. Decherd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,578,893 (1)(2)
	8.	Shared Voting Power 4,631 (1)(3)
	9.	Sole Dispositive Power 1,578,893 (1)(2)
	10.	Shared Dispositive Power 4,631 (1)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,583,524 (1)(2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.6% (4)
14.	Type of Reporting Person (See Instructions) IN

(1)	Series B Common Stock is convertible at any time on a share-for-share basis into Series A Common Stock. Pursuant to Rule 13d-3(d)(1)(i), the Reporting Person is deemed to be the beneficial owner of the shares of Series A Common Stock into which shares of Series B Common Stock beneficially owned by him are convertible, and such shares of Series A Common Stock are included in this number.
(2)	Includes 1,093 shares of Series A Common Stock held in the Issuer’s 401(k) plan and 300,291 shares of Series B Common Stock held by The Decherd Foundation, a charitable foundation established by Mr. Decherd and his spouse and for which Mr. Decherd serves as Chairman and director. The number does not include 240 shares of Series A Common Stock and 240 shares of Series B Common Stock owned by Mr. Decherd’s spouse, as to which shares Mr. Decherd disclaims beneficial ownership.
(3)	Includes 4,631 shares of Series B Common Stock that are held by Mr. Decherd in joint tenancy with his spouse.
(4)	Pursuant to Rule 13d-3(d)(1)(i), this percentage ownership has been calculated by taking the total number of shares of Series A Common Stock beneficially owned by the Reporting Person (i.e., total shares of Series A Common Stock and shares of Series B Common Stock beneficially owned by the Reporting Person, including the total number of shares of Series A Common Stock and shares of Series B Common Stock the Reporting Person has the right to acquire or receive within 60 days pursuant to exercisable options and convertible securities) and dividing that number by the total number of shares of Series A Common Stock outstanding (i.e., the total shares of Series A Common Stock outstanding plus the Series B Common Stock holdings of the Reporting Person plus the total number of shares of Series A Common Stock the Reporting Person has the right to acquire or receive within 60 days pursuant to exercisable options and convertible securities). The outstanding shares of Series A Common Stock used in this calculation include shares of Series A Common Stock into which the Series B Common Stock holdings of the Reporting Person are convertible but does not contemplate the conversion of the Series B Common Stock holdings of any other individual.

This Amendment No. 4 to Schedule 13D (this “Statement”) is filed by Robert W. Decherd, individually (“Mr. Decherd” or the “Reporting Person”), with respect to shares of the Series A common stock, par value $0.01 per share (the “Series A Common Stock”), of A.H. Belo Corporation, a Delaware corporation (the “Issuer”). This Statement reports the following changes to the information previously disclosed in Amendment No. 3 to Schedule 13D filed by Mr. Decherd on June 15, 2016.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and supplemented to add the following information:

(a) As of the date of filing of this Statement, Mr. Decherd beneficially owns 1,583,524 shares, representing approximately 7.6% of the Series A Common Stock based on the number of shares treated as being outstanding as of December 31, 2016. This number includes 1,277,509 shares of Series B Common Stock held by Mr. Decherd, 1,093 shares of Series A Common Stock held in the Issuer’s 401(k) plan, 300,291 shares of Series B Common Stock held by the Foundation, and 4,631 shares of Series B Common Stock owned jointly by Mr. Decherd and his spouse. The number does not include 240 shares of Series A Common Stock and 240 shares of Series B Common Stock owned by Mr. Decherd’s spouse, as to which shares Mr. Decherd disclaims beneficial ownership.

(b) As of the date of filing of this Statement, Mr. Decherd has (i) the sole power to vote and sole dispositive power over 1,578,893 shares of the Series A Common Stock and (ii) the shared power to vote and shared dispositive power over the 4,631 shares of Series B Common Stock held jointly by him and his spouse (which are convertible at any time on a share-for-share basis into shares of Series A Common Stock).

(c) Except as disclosed herein, Mr. Decherd has not effected any transaction involving shares of the Series A Common Stock of the Issuer during the past 60 days. On December 13, 2016, stock options held by Mr. Decherd exercisable for 31,464 shares of the Series B Common Stock expired without exercise pursuant to their terms. The trading dates, number of shares of the Series A Common Stock purchased or sold, and the price per share of the Series A Common Stock for all transactions by Mr. Decherd in shares of the Series A Common Stock since the filing of Amendment No. 2 to Schedule 13D, all of which were brokered transactions made on the open market, are set forth below.

Trade Date	Purchased (Sold)	Price / Share
8/3/2016	(51,753)	$5.61
8/4/2016	(34,640)	$5.58
8/5/2016	(21,211)	$5.60
8/8/2016	(25,960)	$5.65
8/9/2016	(4,992)	$5.73
8/12/2016	(11,310)	$5.87
8/15/2016	(15,898)	$5.90
8/16/2016	(4,444)	$5.87
8/17/2016	(9,382)	$5.87
8/18/2016	(4,710)	$5.87
8/19/2016	(1,256)	$5.88
8/30/2016	(81,140)	$6.03
11/4/2016	(7,100)	$6.42
11/7/2016	(3,092)	$6.40
11/17/2016	(100)	$6.20
11/29/2016	(1,795)	$6.25
11/29/2016	(1,197)	$6.25
12/1/2016	(12,200)	$6.20
12/2/2016	(3,010)	$6.20
12/5/2016	(17,146)	$6.23
12/7/2016	(1,200)	$6.20
12/8/2016	(2,000)	$6.20
12/9/2016	(36,369)	$6.20
12/12/2016	(14,791)	$6.20

(d) The Foundation has the right to receive dividends from, and sales proceeds of, the 300,291 shares of Series B Common Stock reported as beneficially owned by Mr. Decherd as Chairman and director of the Foundation. Other than as reported herein, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Series A Common Stock set forth above.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2017	ROBERT W. DECHERD, individually

/s/ Robert W. Decherd
Robert W. Decherd